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Filed pursuant to Rule 424(b)(3)
File No. 333-76609

   $3,000,000

CORNERSTONE REALTY FUND, LLC

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
MINIMUM OFFERING OF 6,000 UNITS ($3,000,000)
MAXIMUM OFFERING OF 50,000 UNITS ($25,000,000)

   Cornerstone Realty Fund, LLC is a California limited liability company which will invest in multi-tenant industrial business parks catering to small business tenants. We will purchase properties on an all cash basis. We will not use debt financing. Our managing member is Cornerstone Industrial Properties, LLC, a California limited liability company.

   See "Risk Factors" beginning on page 5 for a discussion of the material risks of purchasing units including:

  •
  Our units will not be traded on any exchange or NASDAQ.
  •
  We do not own any properties and have not specified any properties we will purchase. If we sell less than all the units, we may lack asset diversification.
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  You will rely completely on the managing member in managing the fund.
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  We have authorized the payment of substantial fees to managing member and its affiliates:
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  Property management fee of 6% of rents
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  Property refurbishment supervision fee of 10% of property improvements
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  Leasing commissions of up to 6% of scheduled rents
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  Sales commissions of up to 6% on properties sold
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  10% of cash from operations each year until investors receive an 8% per year return, then 50% of cash from operations
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  After investors receive the return of their investment, 10% of cash from property sales until investors receive an overall 8% per year return taking into account all prior distributions, and thereafter 50% of cash from property sales
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  We will pay substantial fees to dealer manager for selling the units:
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  Commissions of 9% on first $3,000,000 of funds raised and 7% thereafter
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  Marketing fees of 2.0% of funds raised less $60,000
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  Expense allowances of 1 1/2% of funds raised
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  You may be unable to resell or dispose of units and there are limitations on transfer.

   The dealer manager must sell the minimum number of securities offered (6,000 units) if any are sold. The dealer manager is required to use only its best efforts to sell the maximum number of securities offered (50,000 units). The offering will end on August 6, 2003. Funds received from investors will be placed in escrow at U.S. Bank Trust National Association, Los Angeles, California until the minimum offering amount has been raised. There is a minimum investment of $2,500 for 5 units or $1,000 for 2 units for IRAs and tax-qualified retirement plans.

	Price to Public	Selling Commissions	Proceeds to Fund
Per Limited Liability Company Unit for the first $3,000,000 of Units	$500	$45	$455
Per Limited Liability Company Unit thereafter	$500	$35	$465
Total Minimum	$3,000,000	$270,000	$2,730,000
Total Maximum	$25,000,000	$1,810,000	$23,190,000
Total Maximum with Right	$50,000,000	$3,560,000	$46,440,000

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The date of this prospectus is August 7, 2001

   This prospectus is not an offer to sell nor a solicitation of an offer to buy the units in any state where the offer or sale is not permitted.

SUPPLEMENT TO PROSPECTUS

   As of December 5, 2001, we have sold the minimum offering of 6,000 Units ($3,000,000). As a result, subsequent purchasers are not eligible to receive the early investors' 12% incentive return described in this prospectus. In addition, the commissions we will pay to the dealer manager will be reduced to 7% of funds raised for the remainder of this offering. Because we have raised the minimum offering amount, the escrow impound period has ended.

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  Filed pursuant to Rule 424(b)(3) File No. 333-76609